EXHIBIT 99.1
Annual General Meeting London 11 May 2011 Chairman’s Letter and Notice of Meeting Creating a better future every day

Unilever House, 100 Victoria Embankment, London EC4Y 0DY
Telephone 020 7822 5252 Facsimile 020 7822 5951
This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Michael Treschow	30 March 2011
Chairman
Dear Shareholder,
It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The meeting will be held on Wednesday 11 May 2011 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1. The AGM will start at 11.00am.
At the AGM, Paul Polman, the Chief Executive Officer, will give a full report on the progress of the business in 2010.
This year marks the retirement of Jeroen van der Veer as a Non-Executive Director at the end of the AGM. During his time as a member of the Board, Jeroen has served as the Vice-Chairman & Senior Independent Director and also Chairman of our Nomination and Remuneration Committees. On behalf of the Board, I take this opportunity to thank him for his valued contribution.
We are delighted to propose Sunil Bharti Mittal for election as a Non-Executive Director at this year’s AGM. Sunil is distinguished in his field and will further strengthen the expertise and independence of the Board, as well as broadening its diversity. His biography is included on pages 8 and 9 of this Notice.
If re-elected as a Director, Kees Storm will become the Vice-Chairman & Senior Independent Director, a member of the Remuneration Committee and a member of the Nomination Committee. If re-elected as a Director, Paul Walsh will become Chairman of both the Remuneration Committee and the Nomination Committee.
This year, we are asking Shareholders to approve an amendment to our Articles of Association to amend the calculation of the borrowing limitation contained in Article 111, which relates to the powers of the Directors to borrow money and give security. The rest of the formal business, covering issues such as allotment and repurchase of shares and the approval of the Directors’ Remuneration Report, will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.
Your Board believes that all the proposals to be put to you at the AGM are in the best interests of the Company and all Shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.

Unilever PLC
Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.
Enclosed with this letter you will find the Notice of the AGM being convened (together with the Explanatory Notes) and a Proxy Form. Shareholders will also have received the 2010 Annual Report and Accounts or have been notified of its availability on our website at www.unilever.com/investorrelations.
Shareholders wanting to complete and submit their Proxy Form electronically can do so via www.unilever.com/shareholderservices. I would encourage all those of you familiar with the internet to try this facility. Details can be found on the back of your Proxy Form. Institutional investors are able to cast their votes using CREST electronic Proxy voting.
All your votes are important to us and I would urge you to complete and return the Proxy Form in good time, and in any event no later than 11.00am on
9 May 2011.
I look forward to meeting as many of you as possible on 11 May 2011.
Yours sincerely,
Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2011  3

Unilever PLC Notice of Annual General Meeting 2011
Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 11 May 2011 to transact the following business:
Report and Accounts for the year ended 31 December 2010
1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2010, together with the Directors’ Report and the Auditors’ Report.
Approval of the Directors’ Remuneration Report for the year ended 31 December 2010
2.	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2010 included within the Annual Report and Accounts 2010.
Re-election of Executive Directors
To re-elect as Directors:
3.	Mr P G J M Polman

4.	Mr R J-M S Huët
Re-election of Non-Executive Directors
To re-elect as Directors:
5.	Professor L O Fresco

6.	Ms A M Fudge

7.	Mr C E Golden

8.	Dr B E Grote

9.	Ms H Nyasulu

10.	The Rt Hon Sir Malcolm Rifkind MP

11.	Mr K J Storm

12.	Mr M Treschow

13.	Mr P S Walsh
Election of Non-Executive Director
To elect as a Director:
14.	Mr S Bharti Mittal
Re-appointment and remuneration of Auditors
15.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

16.	To authorise the Directors to fix the remuneration of the Auditors.
Directors’ authority to issue shares
17.	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,290,000 provided that this authority shall expire at the close of business on 30 June 2012 or, if earlier, at the conclusion of next year’s Annual General Meeting, save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.
Disapplication of pre-emption rights
18.	To consider and, if thought fit, to pass the following as a Special Resolution:
THAT subject to the passing of the previous resolution, the Directors be and are hereby given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006, free of the restriction in Section 561(1) of the Companies Act 2006, such power to be limited:
(a)	to the allotment of equity securities in connection with an offer of equity securities to Ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional elements, record dates, legal or practical problems arising in any territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b)	to the allotment (otherwise than under paragraph (a) above) of equity securities up to an aggregate nominal amount of £1,995,000;
and shall expire at close of business on 30 June 2012 or, if earlier, at the conclusion of next year’s Annual General Meeting save that the Company may before such expiry make an offer or enter into an agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.
Company’s authority to purchase its own shares
19.	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of Ordinary shares of 3 1/9p each in the capital of the Company, subject to the following conditions:
(a)	the maximum number of shares which may be hereby purchased is 131 million Ordinary shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each Ordinary share is 3 1/9p;

(c)	the maximum price, exclusive of expenses, which may be paid for each Ordinary share is not more than the higher of: (1) 5% above the average of the middle market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and (2) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and

(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company or on 30 June 2012 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of Ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

4  Unilever Chairman’s Letter and Notice of Meeting 2011

Political Donations and Expenditure
20.	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:
(a)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies; and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

(b)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year, in each case during the period beginning with the date of passing this resolution and ending at the conclusion of the next Annual General Meeting or 30 June 2012 (whichever is earlier).
Notice period for General Meetings
21.	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT a general meeting other than an annual general meeting may be called on not less than 14 days’ clear notice.
Article Change
22.	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT Article 111 of the Company’s Articles of Association be replaced by the following:

Power to borrow money and give security

111
(a)	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities but shall restrict the Borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries with a view to securing that Borrowings shall not at any time without the previous sanction of an ordinary resolution of the Company in general meeting exceed an amount equal to three times the Relevant Proportion of the Adjusted Capital and Reserves of the Unilever Group.

(b)	For the purposes of this article
(i)	“Borrowings” means the aggregate principal amount for the time being remaining outstanding of all borrowings of the Company and its subsidiaries, whether secured or unsecured, but excluding:
(a)	borrowings by the Company from any subsidiary,

(b)	borrowings by any subsidiary from another subsidiary or from the Company,

(c)	borrowings by any subsidiary in its capacity as a trustee of any pension or other fund for the benefit of employees,

(d)	borrowings of a company which becomes a subsidiary hereafter for a period of twelve months from the date it becomes a subsidiary, and deducting therefrom an amount equal to:
(e)	the principal amount of any obligations, whether secured or unsecured, issued by the Company or any subsidiary the proceeds of which are intended to be used within six calendar months in repayment of other borrowings of the Company or such subsidiary then outstanding, and

(f)	all cash deposits, certificates of deposit and securities of governments and companies and similar instruments owned by the Company or any of its subsidiaries.
(ii)	“Adjusted Capital and Reserves” means the aggregate for the Unilever Group of:
(a)	the amount paid up or credited as paid up on the issued share capital of the Company and Unilever N.V.,

(b)	the amounts standing to the credit of the capital and revenue reserves, including share premium account and retained earnings, and

(c)	the amounts standing as attributed to outside interests
all as shown in the latest published audited consolidated accounts of the Unilever Group provided always that appropriate adjustments shall be made in respect of any variation in the paid-up share capital or in the share premium account of the Company and/or Unilever N.V. since the date of such audited accounts.
(iii)	“Unilever Group” means the Company, Unilever N.V. and their subsidiaries and subsidiary undertakings.

(iv)	“Relevant Proportion” means the aggregate dividends to be paid on the Ordinary share capital of the Company from time to time divided by the aggregate dividends to be paid on the Ordinary share capitals of both the Company and Unilever N.V. from time to time, in each case, in accordance with the Equalisation Agreement referred to in Article 3.
(c)	The determination of the auditors as to the amount of Borrowings, Adjusted Capital and Reserves and the Relevant Proportion shall be conclusive and binding on all concerned and for the purposes of their computation the auditors may make such other adjustments as they deem fit. Nevertheless, for the purposes of this article the Directors may at any time act in reliance on a bona fide estimate of the said aggregates and if the limit herein contained is inadvertently exceeded, the amount borrowed in excess of the limit shall be disregarded until the expiration of 182 days after the date on which the Directors became aware that the situation had arisen.
No debt incurred or security given in respect of moneys borrowed or secured in excess of the limit hereby imposed shall be invalid or ineffectual except in the case of express notice at the time the debt was incurred or the security given that the limit hereby imposed had been or was thereby exceeded.
By order of the Board

T E Lovell
Secretary	30 March 2011

Unilever Chairman’s Letter and Notice of Meeting 2011  5

Explanatory Notes to the Notice of Annual General Meeting 2011
1.	Members of the Company will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 10.15am, when tea and coffee will be served.

2.	A member of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a member of the Company. A Proxy Form which may be used to make such appointment and give Proxy instructions, accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A member may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that member. To do this, that member must complete a separate Proxy Form for each Proxy. Members can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A member appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 11.00am on 9 May 2011.

5.	As an alternative to completing the hard-copy Proxy Form, a member can appoint a Proxy electronically by logging on to www.unilever.com/shareholderservices clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a member will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 11.00am on 9 May 2011. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a member which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified notarially) must be included with the Proxy Form.
8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A member who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a member from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

6  Unilever Chairman’s Letter and Notice of Meeting 2011

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

17.	The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 9 May 2011 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.
20.	You may not use any electronic address provided either in this Notice or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

21.	Under Section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require the company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.	Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

23.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/AGM.

Unilever Chairman’s Letter and Notice of Meeting 2011  7

Explanatory Notes to the Business of the Annual General Meeting 2011
Report and Accounts for the year ended 31 December 2010 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.
Approval of Directors’ Remuneration Report (resolution 2)
The Directors must include specified information within their Remuneration Report in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The Directors’ Remuneration Report for the year ended 31 December 2010 has been prepared accordingly and approved by the Directors.
The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2010, copies of which are available on Unilever’s website at www.unilever.com/investorrelations. Members must, under Sections 439 and 440 of the Companies Act 2006 and the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.
Resolutions 3 to 14 – (Re-)Election of Executive and Non-Executive Directors
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for (re-) election is also being proposed for (re-)election to the Board of Unilever N.V. The resolution to (re-)elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 12 May 2011 (or at any adjournment thereof) and become effective on the conclusion of the Unilever N.V. 2011 AGM or at any adjournment thereof.
Biographical details concerning each of the proposed candidates for (re-)election can be found on page 40 of the Unilever Annual Report and Accounts 2010, and also on our website at www.unilever.com/investorrelations.
Re-election of Executive Directors (resolutions 3 and 4)
Paul Polman and Jean-Marc Huët are proposed for re-election as Executive Directors.
Re-election of Non-Executive Directors (resolutions 5 to 13)
All the existing Non-Executive Directors are proposed for re-election, except Jeroen van der Veer who will retire from the Board at the conclusion of the Unilever N.V. 2011 AGM.
The Board of Directors has determined that, in its judgement, the Non-Executive Directors being proposed for re-election are independent.
The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-election continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.
If re-elected as a Director, Kees Storm will become the Vice-Chairman & Senior Independent Director, a member of the Remuneration Committee and a member of the Nomination Committee. If re-elected as a Director, Paul Walsh will become Chairman of both the Remuneration Committee and the Nomination Committee.
Kees Storm, born in 1942, is a Dutch citizen, and is the retired CEO of AEGON N.V., one of the world’s largest insurance groups. Following his retirement in 2002, Kees has served as a non-executive director of various globally operating companies, including Anheuser-Busch Inbev NV in Belgium and Baxter International Inc. in the US. He is also a member of the Audit Committee of these companies. He joined Unilever’s Board in 2006. He is a Certified Public Accountant and holds an MA from the University of Rotterdam in Business Economics.
Kees has considerable, wide ranging experience both as an executive and non-executive director which the Board, on the recommendation of the Nomination Committee, believes stands him in good stead for his appointment as Vice-Chairman & Senior Independent Director. He is internationally recognised as one of the most respected financial experts and therefore the Board believes that he will bring a valuable contribution to the future operation of the Remuneration Committee.
The Nomination Committee and the Board reviewed the nomination of Paul Walsh with a view to him becoming the new Chairman of both the Remuneration Committee and the Nomination Committee. The nomination as Chairman of the Remuneration Committee is in accordance with the UK Corporate Governance Code, but the Dutch Corporate Governance Code requires us to explain why an executive of a listed company is nominated to chair our Remuneration Committee. The nomination as Chairman of the Nomination Committee is in compliance with both the UK and Dutch Corporate Governance Code.
As CEO of Diageo Plc since 2000 Paul is recognised as one of the most respected business leaders. In managing this company, Paul shares our fundamental view that a company should be managed towards long-term, profitable and sustainable growth. Paul has also been a non-executive director of Fedex Corp. since 1996 and a member of its Compensation Committee. He has been a member of Unilever’s Remuneration and Nomination Committees since 2009.
With this long-term experience as an executive and non-executive director and his view on managing growth, Paul has gained profound knowledge and understanding of remuneration matters at companies operating globally and understands how remuneration policies support the growth objective. His experience and insight of remuneration matters is very valuable to Unilever. The Board therefore believes that Paul is ideally placed to take the position of Chairman of the Remuneration Committee and will also make a valuable contribution as Chairman of the Nomination Committee.
If re-elected as a Director, Ann Fudge will become a member of the Nomination Committee.
Election of Non-Executive Director (resolution 14)
Sunil Bharti Mittal is being proposed for election as a Non-Executive Director.
Sunil Bharti Mittal
Nationality: Indian. Age: 53.
Sunil started his career after graduating from Panjab University in India in 1976 and founded Bharti. He is a past president of the Confederation of Indian Industry, the premier industry body in India (2007-08). Sunil was previously an independent non-executive director of Standard Chartered Plc (2007-2009). Sunil was co-chairman of the World Economic Forum in 2007 at Davos and is a member of its International Business Council. He is also a member of the board of trustees of the Carnegie Endowment for International Peace. He is a member of several premier international bodies – International Advisory Committee to the NYSE Euronext Board of Directors and the International Business Advisory Councils of London & Rome. Sunil is also on the Telecom Board of the International Telecommunication Union, the leading UN Agency for Information and Communication Technology. He is a Commissioner

8  Unilever Chairman’s Letter and Notice of Meeting 2011

of the Broadband Commission at ITU. He is a member of the India-US CEOs Forum and also serves as a member of the Executive Board of the Indian School of Business.
He has received many business awards, including the ‘Global Vision’ Award 2008 by the US-India Business Council and Asia Businessman of the Year by Fortune in 2006.
The Board of Directors has determined that, in its judgement, Sunil Bharti Mittal is independent, and believes that with his broad background in business he will be a valuable addition to the Board.
Re-appointment of Auditors (resolution 15)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.
Remuneration of Auditors (resolution 16)
This resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.
Directors’ authorities to issue shares (resolution 17)
Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,290,000 in new shares at their nominal value (representing 427,178,571 Ordinary shares). At 28 March 2011, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued Ordinary share capital (calculated exclusive of treasury shares).
The authority sought under this resolution will expire at the earlier of the close of business on 30 June 2012 (the last date by which the Company must hold an AGM in 2012) or the conclusion of the AGM of the Company held in 2012.
The Directors have no present intention to exercise the authority sought under this resolution.
As at the date of this Notice, 26,696,994 Ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued Ordinary share capital (excluding treasury shares) of the Company as at 28 March 2011, the latest practicable date prior to the publication of this Notice of Meeting.
Disapplication of pre-emption rights (resolution 18)
Renewal of this authority is sought at the AGM each year. Under the Companies Act 2006 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Sections 570 and 571 of the Companies Act 2006 the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.
In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £1,995,000 in new shares at their nominal value. At 28 March 2011 (being the latest practicable date prior to the publication of the Notice of this Meeting) this aggregate nominal amount was approximately 5% of the Company’s issued Ordinary share capital (calculated exclusive of treasury shares).
In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders. The authority will expire at the earlier of 30 June 2012 (the last date by which the Company must hold an AGM in 2012) or the conclusion of the AGM of the Company held in 2012.
Company’s authority to purchase its own shares (resolution 19)
Renewal of this authority is also sought at the AGM each year. The Directors have no present intention of exercising this authority but believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buy back programme. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.
The resolution specifies the maximum number of shares which may be acquired (which at 28 March 2011, being the latest practicable date prior to the publication of this Notice of Meeting), represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.
The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.
Trusts of Viscount Leverhulme (founder of the company that became Unilever PLC) own four classes of special shares in Margarine Union (1930) Limited (a subsidiary of Unilever PLC). One of these classes of share can be converted at the end of the year 2038 into 70,875,000 PLC Ordinary shares of 3 1/9p each. As at 28 March 2011 (being the latest practicable date prior to the publication of this Notice of Meeting) this represents 5.5% of Unilever PLC’s issued Ordinary capital (excluding treasury shares). If the existing authority given at the 2010 AGM and the authority now being sought by resolution 19 were to be fully used (being the purchase of 262,000,000 Ordinary shares), the options would represent 6.94% of Unilever PLC’s issued Ordinary capital (excluding treasury shares).

Unilever Chairman’s Letter and Notice of Meeting 2011  9

Political Donations and Expenditure (resolution 20)
Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (i) political parties; (ii) other political organisations; and (iii) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution. The Board of Unilever PLC has confirmed that the Company does not make political donations or incur political expenditure within the ordinary meaning of those words and that it has no intention of doing so.
Notice period for General Meetings (resolution 21)
Changes made to the Companies Act 2006 by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’) increase the notice period for general meetings of the company to 21 days unless shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days (annual general meetings will continue to be held on at least 21 days’ clear notice). Following shareholder approval at the 2010 AGM, the Company is currently able to call general meetings (other than annual general meetings) on 14 days’ clear notice and would like to preserve this ability. In order to be able to do so after the 2011 AGM, shareholders must have approved the calling of meetings on 14 days’ notice. Resolution 21 seeks such approval. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company will also need to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before it can then call a general meeting on 14 days’ notice.
Article change (resolution 22)
Pursuant to Article 111 of Unilever PLC’s Articles of Association the power of Directors to borrow money and give security is limited such that the borrowings of PLC and its subsidiaries shall not exceed three times the Adjusted Capital and Reserves of PLC and its subsidiaries. In view of Unilever Group’s structure and the fact that consolidated accounts are prepared for Unilever PLC and Unilever N.V. and all their respective subsidiaries, it is considered appropriate that the method of calculation of the borrowing limitation should be amended so that it is based on the appropriate proportion of Unilever Group’s Adjusted Capital and Reserves, the appropriate proportion being the aggregate economic interest of Unilever PLC’s shareholders in the Unilever Group as a whole. These amendments will save costs and improve the ease and transparency of the calculation as the Group’s Adjusted Capital and Reserves correspond to total equity as shown in the Group consolidated accounts. It is not the intention of this change that it should increase the Company’s borrowing limit. Based on the current drafting the borrowing limit is €12 billion. Based on the new drafting the limit would be €16.3 billion. However, these numbers would be expected to vary over time and it would be expected that from time to time the limit as calculated on the new basis would be less than that calculated on the existing basis.
Share capital
As at 28 March 2011 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued Ordinary shares was 1,310,156,361. Unilever PLC holds 26,696,994 Ordinary shares in treasury and therefore the total number of voting rights for the Ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights).
Documents for inspection
Copies of the Directors’ service contracts (or, where applicable, letters of appointment) are available for inspection at Unilever’s offices, at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.
Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

10  Unilever Chairman’s Letter and Notice of Meeting 2011

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T  +44 (0)20 7822 5252
F  +44 (0)20 7822 5951
Unilever PLC registered office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424
www.unilever.com